UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                   No ☒

On December 2, 2024, and in connection with the payment of the dividends previously announced by the Company that are expected to be distributed on December 9, 2024, to the Company’s shareholders of record on December 2, 2024, (the “Dividends”), the Company has issued a press release announcing that certain shareholders of the Company may be eligible to a reduced Israeli withholding tax with respect to their share of the Dividends in accordance with a previously obtained tax ruling from the Israeli Tax Authority (the “Ruling”), as extended. A copy of this press release, including a link to the relevant forms in connection with the Dividends and the Ruling, are attached herewith as Exhibit 99.1.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: December 2, 2024

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release dated December 2, 2024